Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

June 29, 2021

Diwsion of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Shelter Acquisition Corporation I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one Class A common stock, $0.0001 par value, and one-half of one redeemable warrant
>
> Class A common stock included as part of the units
>
> Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,